UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Environmental Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02566 W101

(CUSIP Number)

Fagn Li, 1319 Rockland Avenue, Staten Island, NY 10314 Phone No. (646) 671-2678

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

11/27/19

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02566 W101	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fang Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PR. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,000,000
	8.	SHARED VOTING POWER 290,000
	9.	SOLE DISPOSITIVE POWER 8,000,000
	10.	SHARED DISPOSITIVE POWER 290,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,029,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 02566 W101	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock of American Environmental Energy, Inc. (symbol:AEEI), a Nevada Corporation (The “Issuer”). The principal business address is located at 1319 Rockland Avenue, Staten Island, NY 10314.

Item 2.  Identity and Background.

(a) Name: Fang Li

(b) Address: No. 18, Unit 2, Building 1, No. 185, Dongdajie, Guanchenghuizu District, Zhengzhou City, Henan Province, China

(c) Principal Occupation: Medical Doctor

(d) Criminal convictions: N/A

(e) Civil or administrative proceedings: N/A

(f) Citizenship: China

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Person used her funds in the amount of $40,000 to purchase the 5,000,000 shares of restricted common stock of AEEI in November 2019.

Wenyi Yu, the President and CEO of the Issue, donated 3,000,000 shares of common stock to AEEI to the Reporting Person in February of 2018.

Item 4.  Purpose of Transaction.

The purpose of the transaction is to create the foundation of the M&A between the Reporting Person’s Hospital (Zhengzhou Fangyi Cosmetics and Plastic Surgery Hospital (the “Hospital”) and the Issuer. The Issuer is going to be the 51% owner of the equity of the Hospital.

Item 5.  Interest in Securities of the Issuer.

The Reporting Person may be appointed as the Director of the Issuer but since China has regulations on the Sina-foreign Joint Venture, the medical practice license, and the foreign currency administration, AEEI has not formally taken over the equity of the Hospital, and the Reporting Person has not formally appointed as the member of BOD. She is neither an officer of the Issuer.

The Reporting Person has the sole power to vote and to direct the disposition of the 8,000,000 shares.

No other person has the right to receive or the power to direct of the receipt of the dividends from, or the proceeds from the sale, of the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer signed an Agreement to acquire 51% of the equity of the Reporting Person’s Hospital in China. The Agreement may be updated but both parties have not decided the way to revise it.

Mr. Mingchen Gao, the son of Ms. Fang Li, has 930,000 restricted shares of common stock of the Issuer.

The staff of the Hospital has 500,000 restricted common shares of the issuer. They are Yanyan Liu, Tao Chen, Chaunxi Wang, Huanhuan Wang, Na Li, Sufang Jing, Daichun Bain, Zhouxin Duan, Bo Guan, Kang Feng, Shuantian Li, Lijuan Liu, Lin XU, Minmin Zhang, Qiang Xu, Changshun Qiao, Qinli Shi, Xiaodan Su, Wei Wang, Wei Yang, Xiangyu Xie, Enxiang Yang, Jing Yang, Yirao Xu and Ke Zhang.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 02566 W101	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Fang Li, Fang Li, Individually

11/27/2019 Date